Filed by EQT Corporation

(Commission File No. 1-3551)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Rice Midstream Partners LP

(Commission File No. 001-36789)

The following is a transcript from a conference call held by EQT Corporation on February 21, 2018

Corrected Transcript 21-Fe b -20 18 EQT Corp. (EQ T) Midstream Business Spinoff Call Total Pages: 16 Copyright © 2001-2018 FactSet CallStreet, LLC 1-877-FACTSET www.callstreet.com

EQT Corp. (EQT) Midstream Business Spinoff Call Corrected Transcript 21-Feb-2018 CORPOR ATE PARTICIPANTS Patrick J. Kane Chief Investor Relations Officer, EQT Corp. Steven Schlotterbeck President and Chief Executive Officer, EQT Corp. Robert J. McNally Senior Vice President & Chief Financial Officer, EQT Corp. ... OTHER P ARTICIP ANTS Arun Jayaram Analyst, JPMorgan Securities LLC Tom Abrams Analyst, Morgan Stanley & Co. LLC Jerren Holder Analyst, Goldman Sachs & Co. LLC Drew Venker Analyst, Morgan Stanley & Co. LLC Michael Blum Analyst, Wells Fargo Securities LLC Timothy D. Howard Analyst, Stifel, Nicolaus & Co., Inc. Dennis P. Coleman Analyst, Bank of America Merrill Lynch Sameer Panjwani Analyst, Tudor, Pickering, Holt & Co. Securities, Inc. Christopher Tillett Analyst, Barclays Capital, Inc. ... MAN AGEMENT DISCUSSION SECTION Operator: Greetings and welcome to EQT's announcement to Separate Midstream Business. At this time, all participants are in listen-only mode. A question-and-answer session will follow the formal presentation. [Operator Instructions] As a reminder, this conference is being recorded. I'd now like to turn the call over to your host Pat Kane, Chief Investor Relations Officer. Please go ahead, Mr. Kane. ... Patrick J. Kane Chief Investor Relations Officer, EQT Corp. Thanks, Rob. Good morning everyone and thank you for participating in the EQT Corporation's conference call. With me today are Steve Schlotterbeck, President and Chief Executive Officer; and Rob McNally, Senior VP and Chief Financial Officer. A replay of this call will be available for a seven-day period beginning early this evening. The telephone number for a replay is 201-612-7415. The confirmation code is 13676955. The call will also be replayed for seven days on our website. In a moment, Steve will review the slides posted to our website. Following the prepared remarks, Steve and Rob will be available to answer your questions. First, a few logistical comments. Earlier this morning, we issued a press release and posted a slide presentation, both of which can be accessed on our investor portion of our website at www.eqt.com. This communication 2 Copyright © 2001-2018 FactSet CallStreet, LLC 1-877-FACTSET www.callstreet.com

EQT Corp. (EQT) Midstream Business Spinoff Call Corrected Transcript 21-Feb-2018 relates to, among other things, a potential proposal that may be made regarding a business combination transaction involving EQM and RMP. In connection with the potential transaction with RMP and subject to future events, EQM intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus of EQM and a proxy statement of RMP. And each party will file other documents regarding the proposed transaction with the SEC. Investors and security holders are urged to carefully read the entire registration statement and proxy statement/prospectus, and other relevant documents filed with the SEC, if and when they become available, because they will contain important information, including information about the parties and their respective directors, executive officers, and employees that may be deemed to be participants in the solicitation of proxies in respect to the proposed transaction, and a description of their direct and indirect interest by security holdings or otherwise. Subject to future events, a definitive proxy statement/prospectus will be sent to RMP's unitholders, in which case investors and security holders will be able to obtain the registration statement and proxy statement/prospectus free of charge from EQM's website, RMP's website, or the SEC's website. I'd also like to remind you that today's call may contain forward-looking statements. You'll find factors that could cause the company's actual results to differ materially from these forward-looking statements listed in today's press release and other risk factors in EQT's Form 10-K for the year ended December 31, 2017. I'd now like to turn the call over to Steve. ... Steven Schlotterbeck President and Chief Executive Officer, EQT Corp. Thanks, Pat. Good morning and thank you for joining us today. As many of you know, last year when we announced the strategic acquisition of Rice Energy, we also committed to addressing the sum-of-the-parts discount. Today, we are fulfilling that commitment by announcing our plan to separate the midstream and production businesses in a spin-off that is intended to qualify as tax free to EQT shareholders for U.S. federal income tax purposes. We also plan to pursue steps that will streamline the midstream structure prior to separation. EQT has conducted business in the Appalachian Basin for over 100 years, and throughout that time we've worn several hats. In the more recent past, the company has transformed from a regional utility into an integrated natural gas E&P and midstream company, and has experienced significant growth in both the upstream and midstream businesses. The integrated model provided many benefits during the rapid development of our Marcellus assets through coordination of midstream build-out with well development, balance sheet synergies, and access to capital through the MLP structure. As the business matured and gained scale, it was logical to evaluate independent structures. The Rice acquisition was a transformative event for both the upstream and midstream businesses, and we now have two premier energy companies, capable to not only survive, but to thrive as standalone ventures. Let's move to slide 4 in the presentation. EQT comes into this decision in both a very strong financial and operational position, with more than 1.5 Tcfe of estimated 2018 production, and with an extensive midstream footprint in the Appalachian Basin. The upstream company is the largest natural gas producer in the United States and has a large acreage position of approximately 680,000 core Marcellus acres and 65,000 core Utica acres located in Ohio. 3 Copyright © 2001-2018 FactSet CallStreet, LLC 1-877-FACTSET www.callstreet.com

EQT Corp. (EQT) Midstream Business Spinoff Call Corrected Transcript 21-Feb-2018 The company is targeting low-teens growth for the next five years and is expected to generate $ 2.3 billion to $2.8 billion of free cash flow to be returned to shareholders through stock buybacks and dividends. Most notably, EQT Production lives at the bottom end of the cost curve, which is a strong competitive advantage in a volatile commodity business. On the midstream side, with stable and predictable cash flows, as well as approximately $4.8 billion in project backlog, the NewCo is also set to thrive independently and is an attractive standalone midstream asset with a premier footprint in the Appalachian Basin. This NewCo will own the midstream interest held by EQT Corporation. Prior to the separation, EQT intends to pursue the merger of EQM with RMP and a dropdown of the EQT-owned midstream assets to EQM through accretive transactions. In addition, EQT plans to pursue the sale of the RMP incentive distribution rights through EQGP. As two independent standalone companies, management teams will have distinct strategic goals and incentives that match their business profiles. Investors will now be able to align their preferred cash flow and risk characteristics through investment in independent companies, facilitating each company's ability to access capital. Both entities will exit separation with strong balance sheets and are expected to be investment grade rated. The separation will lead to financial reporting that is easier to understand and will provide better insight into the standalone businesses. Lastly, a standalone midstream will have improved opportunities for customer base expansion and organic growth. So let's move to slide 5. As you can see, the midstream complex needs to be streamlined. Under our plan, the retained gathering assets will be dropped to EQM, EQM and RMP will merge, and EQGP will buy the RMP Incentive Distribution Rights. The incentive distribution rights in EQM, currently held by EQGP, will remain outstanding after separation. EQT will end up with a direct ownership position in EQM through the merger of RMP and EQM, as EQT currently owns 28% of RMP that will be converted to EQM units. The separation is accomplished via tax-free pro-rata dividend to EQT shareholders. We'll now go to slide 6 and talk about the details of each entity. Post-separation, EQT Production maintains its industry-leading cost structure and the ability to execute on its consolidation strategy. As you can see from these statistics, EQT has tremendous asset base in the prolific southwest part of the Marcellus play. EQT Production maintains its $2.4 billion investment plan for 2018. Consistent with the general shift in thinking in the industry away from high production growth and towards cash flow primacy, we believe that we are well-positioned to capitalize on our unique position in the most economic gas basin in the country. With approximately 2,500 core Marcellus undeveloped locations, EQT Production has a long runway to continue to deliver production growth of 10% to 15% for many years, while generating meaningful cash flow, which we can return to our shareholders. Now on to the standalone midstream business on slide 7. As you can see on the slide, the NewCo's extensive midstream assets sit on top of the lowest cost natural gas reserves in the U.S. The assets combined under the NewCo all have stable and predictable cash flows. 90% of EQM's revenues come from firm reservation fees. 246,000 acres are dedicated to RMP in the Marcellus core, and 166,000 acres are dedicated to the retained midstream assets in the Ohio, Utica. With attractive growth prospects and a 16-year weighted average contract life, we are confident in the NewCo's ability to thrive independently. The NewCo will have a dedicated management team, whose sole focus is on the midstream business. This team will be headed up by Jerry Ashcroft, who is currently the Senior Vice President and President of Midstream at 4 Copyright © 2001-2018 FactSet CallStreet, LLC 1-877-FACTSET www.callstreet.com

EQT Corp. (EQT)
Midstream Business Spinoff Call
Corrected Transcript
21-Feb-2018

EQT, and who is also Senior Vice President and Chief Operating Officer of EQM. Jerry enters the role with more than 15 years of experience in the oil, gas, and pipeline industries, and before joining EQT in 2017, he was CEO of Gulf Oil L.P. The NewCo will exit separation with the scale and financial strength to execute on its growth strategy, and maintains a strong investment grade balance sheet.

And moving on to slide 8, on this slide you will see the key milestones and estimated completion dates with the expected completion of the separation by the end of the third quarter. We are committed to completing this separation with the utmost urgency and consideration. It is important to note that we expect that the midstream streamlining transactions, detailed at the bottom of the slide, will not impede the timing of the tax-free spin. We expect to complete both the midstream streamlining transactions and the spin by the end of the third quarter.

With that, we'll open the call the questions.

QUESTION AND ANSWER SECTION

Operator: Thank you. At this time, we'll be conducting a question-and-answer session. [Operator Instructions] Our first question comes from the line of Arun Jayaram with JPMorgan. Please proceed with your question.

Arun Jayaram
Analyst, JPMorgan Securities LLC

Q

Yeah, good morning. Today's announcement does introduce some uncertainties regarding the multiple deals proposed. Steve, when do you think we could get color on these details and have any of the processes already been started for the EQM/RMP combo or other transactions?

Steven Schlotterbeck
President and Chief Executive Officer, EQT Corp.

A

Well, we certainly hope to be able to provide more clarity on those transactions as soon as possible. The Conflicts Committees of all the entities have been contacted, so they are gearing up and we expect to start laying out proposals amongst those entities that are involved within a few days. So we're hoping to move that along as expeditiously as possible.

Arun Jayaram
Analyst, JPMorgan Securities LLC

Q

Fair enough. And just a question on the balance sheet. In each of the entities, it looks like you're targeting 1.5 times kind of leverage ratio for EQT Production and 3.5 for NewCo. Could you just talk about any discussions you've had with the rating agencies and your confidence in maintaining an investment grade?

Robert J. McNally
Senior Vice President & Chief Financial Officer, EQT Corp.

A

Yeah. Hi. This is Rob. We've had discussions with the rating agencies and do believe that the plan that we've laid out would result in investment grade ratings at both EQM – or the midstream entities and EQT, and I'd say our confidence level on that's fairly high.

Arun Jayaram
Analyst, JPMorgan Securities LLC

Q

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EQT Corp. (EQT)
Midstream Business Spinoff Call
Corrected Transcript
21-Feb-2018

Great. Then just final question, can you talk about the benefits of the structure you've chosen in terms of the separation with the NewCo, C-Corp, and what are some of the benefits on a near-term and longer-term basis?

Robert J. McNally
Senior Vice President & Chief Financial Officer, EQT Corp.
A

Well, I think the structure of – really the choice is do we leave the IDRs in place or not, and believe that there could be some additional value created by leaving the IDRs in place. Over the medium to longer term, I think that SpinCo will consider the value of the IDRs versus the increased cost of capital. And we certainly recognize that IDRs do have a shelf life, and so at some point, those probably will have to get dealt with. But we think that in the context of spinning out NewCo that it's appropriate to leave the IDRs in place.

Arun Jayaram
Analyst, JPMorgan Securities LLC
Q

Thanks a lot.

Steven Schlotterbeck
President and Chief Executive Officer, EQT Corp.
A

You bet.

Operator: The next question is from the line of Tom Abrams with Morgan Stanley. Please proceed with your question.

Tom Abrams
Analyst, Morgan Stanley & Co. LLC
Q

Thanks. A midstream question on the 3.5 times debt to EBITDA target, is that at all three levels of the family, the midstream family, or just on a consolidated sense?

Robert J. McNally
Senior Vice President & Chief Financial Officer, EQT Corp.
A

Yeah. That would be a consolidated number for all of the midstream entities combined.

Tom Abrams
Analyst, Morgan Stanley & Co. LLC
Q

It implies then some of these transactions will be using some debt up to the – well, cash up to the parent?

Robert J. McNally
Senior Vice President & Chief Financial Officer, EQT Corp.
A

Right, yeah. I think that's – in this set of clean-up transactions, there'll be an opportunity to move some cash up to EQT, and respectively move net debt from the EQT level to the midstream level.

Tom Abrams
Analyst, Morgan Stanley & Co. LLC
Q

All right. Secondly, the $4.8 billion of spending over five years, is that pro rata or does it include some big chunky projects or does it include perhaps the – an MVP expansion, should you go that route?

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EQT Corp. (EQT)
Midstream Business Spinoff Call
Corrected Transcript
21-Feb-2018

Robert J. McNally
Senior Vice President & Chief Financial Officer, EQT Corp.
A

It is primarily MVP, that's the biggest piece of it, and it does not include a MVP expansion as that's not baked yet.

Tom Abrams
Analyst, Morgan Stanley & Co. LLC
Q

So it's mostly front-end loaded then?

Robert J. McNally
Senior Vice President & Chief Financial Officer, EQT Corp.
A

Yeah.

Tom Abrams
Analyst, Morgan Stanley & Co. LLC
Q

Okay. And then, lastly on the – during this whole process, have you received any third-party inquiries for gathering business on the side, or is anybody looking forward to being an independent midstream company?

Steven Schlotterbeck
President and Chief Executive Officer, EQT Corp.
A

Sorry, I didn't catch that question.

Tom Abrams
Analyst, Morgan Stanley & Co. LLC
Q

Yeah, I'm just thinking if third-party E&P companies have said, hey, while this is a new exciting setup, I'll consider now EQM to be my third-party provider.

Steven Schlotterbeck
President and Chief Executive Officer, EQT Corp.
A

Well, they've known for about two hours now. So, I think the answer is, we haven't heard from them yet, but they may be trying to get in on this line right now. Now, I think, again, they have it known. I think EQM has had a good reputation with the third-party operators in the basin and has been able to get business from other operators. I expect that to continue. I think it's more about where the assets are placed and how competitive they can be, that drives that more than whether they were part of EQT or whether they're separate. So I think there's going to be – it's a very well-positioned system across the southwest part of the play. So, EQM should be able to be very, very competitive for third-party business going forward. But, yeah, no inbound calls this morning.

Tom Abrams
Analyst, Morgan Stanley & Co. LLC
Q

Thanks a lot.

Operator: Our next question comes from the line of Jerren Holder with Goldman Sachs. Please proceed with your questions.

Jerren Holder
Analyst, Goldman Sachs & Co. LLC
Q

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EQT Corp. (EQT)
Midstream Business Spinoff Call
Corrected Transcript
21-Feb-2018

Thanks. Good morning. So should we expect IDR waivers to be involved for the EQM/RMP transaction as we think about making that transaction accretive to EQM?

Robert J. McNally
Senior Vice President & Chief Financial Officer, EQT Corp.

A

Yeah. We'll give you more details on those transactions as we get through the negotiations with the Conflicts Committees. But we're not going to front run those negotiations at this point.

Jerren Holder
Analyst, Goldman Sachs & Co. LLC

Q

But that potentially IDR waivers is on the table?

Robert J. McNally
Senior Vice President & Chief Financial Officer, EQT Corp.

A

I'm not going to comment on that.

Jerren Holder
Analyst, Goldman Sachs & Co. LLC

Q

Okay.

Robert J. McNally
Senior Vice President & Chief Financial Officer, EQT Corp.

A

We'll give you more information after we get through the negotiations.

Jerren Holder
Analyst, Goldman Sachs & Co. LLC

Q

Okay. And in terms of the growth CapEx once again, so of the $4.8 billion in growth CapEx, obviously, that includes what you guys have guided for 2018 for both EQM and RMP. And the rest of that, is that largely gathering, is that what we should assume?

Robert J. McNally
Senior Vice President & Chief Financial Officer, EQT Corp.

A

Yeah. There's...

Jerren Holder
Analyst, Goldman Sachs & Co. LLC

Q

Is there anything in place that guarantees that that goes to EQM versus third-party midstream provider?

Robert J. McNally
Senior Vice President & Chief Financial Officer, EQT Corp.

A

For some parts of it, there are. But I think the biggest comfort that EQM should have is that where the assets are placed versus the leaseholds that EQT has to drill. So, the whole Equitrans system that's in place already gives EQM a huge advantage. There's some acreage that's dedicated and, of course, we've got firm volume commitments on a number of the systems that have already been dropped to EQM. So I think the likelihood of EQM winning the gathering work for EQT is pretty high.

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EQT Corp. (EQT)
Midstream Business Spinoff Call

Corrected Transcript
21-Feb-2018

And then just going back to your previous question on where does the backlog come from, it's a combination of MVP, the Hammerhead Project that we've previously announced, gathering projects and some transmission, other transmission, and then a bit of water as well. So it's a mix of all of the business lines in the midstream.

Jerren Holder
Analyst, Goldman Sachs & Co. LLC

Q

Thanks. And then last one for me. Should the NewCo C-Corp, should we think of that as most likely paying cash taxes once all this is done?

Robert J. McNally
Senior Vice President & Chief Financial Officer, EQT Corp.

A

Yes, it will be a taxpayer and depending on what the growth rates are and what – sorry, sure, it's yes, it will be a cash tax payer and the magnitude of that [indiscernible] (20:00).

Jerren Holder
Analyst, Goldman Sachs & Co. LLC

Q

Okay. Thank you very much.

Operator: Our next question is from the line of Drew Venker with Morgan Stanley. Please proceed with your questions.

Drew Venker
Analyst, Morgan Stanley & Co. LLC

Q

Good morning, everyone.

Robert J. McNally
Senior Vice President & Chief Financial Officer, EQT Corp.

A

Good morning.

Drew Venker
Analyst, Morgan Stanley & Co. LLC

Q

Steve, you talked about EQT being at the low end of the cost curve and [ph] highlighted (20:19) a large amount of free cash flow generation through 2023. I was just hoping you could speak to how sensitive that free cash flow is to gas prices, in other words thinking at what gas price would that free cash be minimal or if you would toggle growth or CapEx in some way. And on the flip side at higher prices, how would you allocate that additional cash flow, some – a mix of higher growth or just really all back to shareholders, how would you think about that?

Steven Schlotterbeck
President and Chief Executive Officer, EQT Corp.

A

Yeah, so I think – I guess, first, to be clear, the assumptions behind those numbers is a $3 NYMEX in $0.50 basis. So that's what generates that cash flow range that we quoted. I don't have the exact numbers, but we're still generating free cash flow at prices pretty significantly below that, obviously less so, but still free cash flow positive and we can get you some specifics in a follow-up if you want.

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EQT Corp. (EQT)
Midstream Business Spinoff Call
Corrected Transcript
21-Feb-2018

Regarding if gas prices go up, I think our plan right now would be to maintain a 10% to 15% growth rate, and either return more cash to shareholders – well, return it to shareholders either through buybacks or dividends. I think our thesis is, especially with the scale that we now have, 4 Bcf a day, and at those growth rates potentially doubling that over the next five years, the market wouldn't be able to absorb significantly higher growth rates from us and it would be counterproductive to the commodities market if we dump up our growth rates overnight just because commodities were higher. So I think our plan is to be prudent, and if we get a bonanza and have some excess cash, then we're going to give it back. We're not going to start drilling the next economic locations in our inventory.

Drew Venker
Analyst, Morgan Stanley & Co. LLC

Q

Okay. That makes a lot of sense, Steve. And just on the downside, to clarify, that lower prices is the governor then the target leverage ratio or is there some other metric that would drive how much you decide to spend?

Steven Schlotterbeck
President and Chief Executive Officer, EQT Corp.

A

I think probably the primary lever is going to be whether we have living within cash flow. So, I don't think we'll have a strong desire or motivation to outspend our cash flow. So I think we'll moderate that. I think as part of this, since we're upstream business is in a pretty volatile commodity business, that we may leave a little bit of cash on the balance sheet in the good years, rather than give it all – 100% of it back to help us get through some leaner years, so that we don't have to whipsaw the development programs, which is very cost inefficient. We want predictability.

And along those lines, we are rethinking our hedging program to make sure that we can take volatility out, so that we can have predictability, so that we know we can give cash back. We're also talking with some of our big key suppliers to rethink some of the contracting we do, so we can link it up with our hedging program to really try and lock in margins rather than just lock in revenues. So we're starting to kind of rethink the business in a way that we think will provide more predictability and, again, return some of the capital back to our shareholders.

Drew Venker
Analyst, Morgan Stanley & Co. LLC

Q

Okay. Just one follow-up on that point, Steve. Can you speak to any preference for returning cash in the form of dividends or buybacks? Is it too soon to make a determination there?

Steven Schlotterbeck
President and Chief Executive Officer, EQT Corp.

A

Well, I think it probably is too soon to be any specifics, other than I would presume that we would start with buybacks. I don't think we begin initiating raising a dividend, I guess, until we had a little bit of a track record and had some certainty that whatever level we're at, that dividend is sustainable for the long-term through the cycle. So I think that will be our mentality is, start with buybacks, get some track record, and then implement a dividend policy that is something that we have a high level of certainty about the future of.

Drew Venker
Analyst, Morgan Stanley & Co. LLC

Q

Great. Thanks, Steve.

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EQT Corp. (EQT)
Midstream Business Spinoff Call
Corrected Transcript
21-Feb-2018

Steven Schlotterbeck
President and Chief Executive Officer, EQT Corp.

A

You bet.

Operator: Our next question is from the line of Michael Blum with Wells Fargo. Please proceed with your questions.

Michael Blum
Analyst, Wells Fargo Securities LLC

Q

Thanks. Good morning, everyone.

Steven Schlotterbeck
President and Chief Executive Officer, EQT Corp.

A

Good morning.

Michael Blum
Analyst, Wells Fargo Securities LLC

Q

So, my first question is, I guess, maybe to expand a little bit on some of your opening comments. I know, at least, many of your competitors have espoused a notion that having a midstream and upstream company combined really creates a lot of efficiency for both sides. And so it seems like you've come to a conclusion that that's not the case. So, I was wondering if you can just sort of expand on that a little bit.

Steven Schlotterbeck
President and Chief Executive Officer, EQT Corp.

A

I think what we've concluded is that, for us, it is no longer the case. I agree 100% that in the high growth era and as the assets were being tested through new drilling and gathering systems were being built out, that we gain a lot of efficiencies and create a lot of value through integration. But where we stand today, especially after the acquisition of Rice, we know the upstream assets really well, so we can plan our development a lot better than we could a few years ago, which means we can contract for midstream services in a more thoughtful and more proactive way than we could in the past, where we had to shuck and jive a lot more, depending on how results were coming in.

And on the midstream side, the system now, especially once combined with RMP, has a very, I think, enviable position across that core, the southwest Marcellus. So, it's going to be able to compete very well. Frankly, the options for the EQT upstream to use other midstream providers is going to be fairly limited, because those two systems, the Rice and EQT systems, have the backbone and have the header system that overlays the acreage, where the upstream business is going to be focused for the next quite a few years.

So, I think, as a result of the consolidation strategy, we've been executing on, the benefits of integration have diminished quite a bit and the ability for both businesses to be strong competitors on their own has increased dramatically. So I think the Rice transaction really was a perfect catalyst for addressing this sum-of-the-parts issue that we've had for number of years. I think this is kind of the best of all worlds regarding that.

Michael Blum
Analyst, Wells Fargo Securities LLC

Q

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EQT Corp. (EQT)
Midstream Business Spinoff Call
Corrected Transcript
21-Feb-2018

Okay. Thank you. I appreciate that. I guess, a question about just clarifying something in the release. So, I guess, back to an earlier question, the statement that the EQM/RMP merger will be accretive, I guess, my question is accretive to who, accretive to the NewCo, to EQGP, to EQM, to all the above? Just wanted to make sure I understood that.

Robert J. McNally
Senior Vice President & Chief Financial Officer, EQT Corp.

A

Yeah. So let me make just a broader comment on that. We think – we believe that the set of transactions that we described in the press release, EQGP buying the Rice IDRs, the drop from EQT to EQM, and the merger of EQM and RMP, we believe that that set of transactions is going to be accretive to all of the parties involved, largely driven by the synergies and – the synergies between the businesses and the valuations on the assets that we're dropping.

So we think this transaction is going to – I think that all of the parties involved, there's room for this to be a good, accretive transaction. Now, let me also say that, we've not negotiated this yet, and there's always possibility that things move around a bit, but we think there's a compelling case for transaction in the range that we're thinking that looks good to all of the stakeholders of this.

Michael Blum
Analyst, Wells Fargo Securities LLC

Q

Okay. Great. And then my last question is just with the separation of the midstream business, does that now open a possibility of a sale of that business or is that something you're open to?

Steven Schlotterbeck
President and Chief Executive Officer, EQT Corp.

A

We're not going to talk about M&A and potential M&A at this point. I think that we'll just leave it at that.

Michael Blum
Analyst, Wells Fargo Securities LLC

Q

Okay. Thank you very much.

Steven Schlotterbeck
President and Chief Executive Officer, EQT Corp.

A

You bet.

Robert J. McNally
Senior Vice President & Chief Financial Officer, EQT Corp.

A

Thank you.

Operator: The next question is from the line of Tim Howard with Stifel. Please proceed with your questions.

Timothy D. Howard
Analyst, Stifel, Nicolaus & Co., Inc.

Q

Hi. Thanks for taking my question. In the pro forma organizational structure, NewCo owns direct units in EQM, and I don't think EQT currently owns any units of EQM. So is that related to the expected dropdown transaction?

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EQT Corp. (EQT)
Midstream Business Spinoff Call
Corrected Transcript
21-Feb-2018

Robert J. McNally
Senior Vice President & Chief Financial Officer, EQT Corp.
A

No, that's related to the merger of EQM and RMP, because EQT directly owns, I believe it's 28% of the RMP units, which will then convert into EQM units on that transaction.

Timothy D. Howard
Analyst, Stifel, Nicolaus & Co., Inc.
Q

Got it. And then could you provide any clarity on capital market requirements for the dropdown transaction between EQT and EQM, if they require equity issuance?

Robert J. McNally
Senior Vice President & Chief Financial Officer, EQT Corp.
A

No. Our expectation is that, whatever capital markets work gets done in connection with the transaction will be primarily debt-related, maybe not 100%, but primarily debt-related.

Timothy D. Howard
Analyst, Stifel, Nicolaus & Co., Inc.
Q

Got it. And then earlier you mentioned leaving the IDRs in place kind of provides optionality to create value. Could you just expand on that comment a little bit, given kind of the midstream shift away from IDRs and kind of what we've seen recently?

Robert J. McNally
Senior Vice President & Chief Financial Officer, EQT Corp.
A

Well, we think that some of these transactions will be accretive to EQGP, the series of transactions. So there could be value to EQGP and EQT by leaving the structure in place. We do recognize that the structure won't last forever, and we do, obviously, see the movement in the market away from IDR structures. But because the cost of capital is not a hindrance for us at this point, it's not urgent that we change the structure. We think that down the road SpinCo or NewCo will likely deal with the IDRs when it makes sense.

Timothy D. Howard
Analyst, Stifel, Nicolaus & Co., Inc.
Q

Great. Thanks.

Robert J. McNally
Senior Vice President & Chief Financial Officer, EQT Corp.
A

Thank you.

Operator: Our next question is from the line of Gabriel Moreen with Bank of America Merrill Lynch. Please proceed with your question. Mr. Moreen, your line is open for questions.

Dennis P. Coleman
Analyst, Bank of America Merrill Lynch
Q

This is Dennis Coleman from Bank of America. Can you hear me?

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EQT Corp. (EQT)
Midstream Business Spinoff Call
Corrected Transcript
21-Feb-2018

Robert J. McNally
Senior Vice President & Chief Financial Officer, EQT Corp.
A

Yes. Hi, Dennis.

Dennis P. Coleman
Analyst, Bank of America Merrill Lynch
Q

Yeah. I think that's just a function of the old technology there, but sorry about that. I wonder, in the run-up to this transaction, there's quite a lot of different scenarios played out over time. I wonder if you might just comment a little bit more about the detriments to some of the others just rolling up the midstream into a single entity right off the bat. And I know you've addressed some of this a little bit in terms of the IDR, but any more you can add there just in terms of other structures considered.

Robert J. McNally
Senior Vice President & Chief Financial Officer, EQT Corp.
A

Yeah. I think we really talked about the two primary considerations, which are what we've laid out for you and what we're going to execute and a simplification of the IDRs, which we believe is more appropriate to do down the road. So those were really the two structures that deserved the most discussion.

Dennis P. Coleman
Analyst, Bank of America Merrill Lynch
Q

Okay. And I guess then just on the timing, you pushed the timing forward, and that's certainly appreciated. The uncertainty never helps. But given sort of the announcement and – I don't want to say lack of details, and I understand the negotiation process, but not a great deal of financial detail to look at. What was the sort of motivation for pushing it forward from the – you had a March 31 date in the first place.

Robert J. McNally
Senior Vice President & Chief Financial Officer, EQT Corp.
A

Well, I think we were ready to make the big announcement, which is that we have concluded that a tax-free spin in the midstream business is the right path forward. We don't have all the details of some of the clean-up transactions worked out, just because it takes time to do it. But we felt like the market would rather know what we've decided on the big decision, even if we can't give all the details on the clean-up transactions, but we can give reasonable guidance on it, right, and what the transactions are going to look like. We just don't have the valuation and financing plan laid out for the market yet.

Dennis P. Coleman
Analyst, Bank of America Merrill Lynch
Q

Okay. So maybe I said that not quite as I was hoping. So it's going to take beyond the 31st or beyond the end of the first quarter to start to get some of these financial details, I guess, is one of the implication to that. Is that a fair [ph] statement or (34:34) thought?

Robert J. McNally
Senior Vice President & Chief Financial Officer, EQT Corp.
A

That's correct. Yeah. The normal Conflicts Committee process is going to take a little bit of time. It may be within that, by March 31, but we don't know that for sure. We'll get there in due course. There's some urgency to try to get this done and not be in limbo, and so we're going to work hard to get this done in an expeditious fashion.

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EQT Corp. (EQT)
Midstream Business Spinoff Call
Corrected Transcript
21-Feb-2018

Dennis P. Coleman
Analyst, Bank of America Merrill Lynch
Q

Okay. That's all for me. Thank you.

Robert J. McNally
Senior Vice President & Chief Financial Officer, EQT Corp.
A

Okay. Thank you.

Operator: Our next question is from Sameer Panjwani with Tudor, Pickering, Holt. Please proceed with your questions.

Sameer Panjwani
Analyst, Tudor, Pickering, Holt & Co. Securities, Inc.
Q

Hey, guys. Good morning.

Robert J. McNally
Senior Vice President & Chief Financial Officer, EQT Corp.
A

Good morning.

Sameer Panjwani
Analyst, Tudor, Pickering, Holt & Co. Securities, Inc.
Q

So I don't want to get too far ahead of the forthcoming details here, but I'm curious about your appetite for leverage at NewCo, and I'm just trying to see if we should expect some sort of cash distribution to EQT as part of the spin-off. I mean, I'm really just trying to see if you can provide details on how the upstream business gets to that targeted 1.5 times leverage or if it's just too early for that kind of – for those questions today.

Robert J. McNally
Senior Vice President & Chief Financial Officer, EQT Corp.
A

Well, let me say this. The targets, the leverage targets of 1.5 times debt to EBITDA at the upstream and 3 to 3.5 times at the midstream complex, those are good targets for you to have in mind. I think we'll get in the ballpark of those targets. And through cleanup process, there'll be opportunity to move cash from the midstream level to the upstream level to affect that. I'm not going to comment on which transactions or how at this point, because we're not ready to disclose that yet and we still have things to be negotiated with the Conflicts Committees and I don't want to front run that.

Sameer Panjwani
Analyst, Tudor, Pickering, Holt & Co. Securities, Inc.
Q

Okay. Thanks.

Robert J. McNally
Senior Vice President & Chief Financial Officer, EQT Corp.
A

Okay. Thank you.

Operator: Our next question is from the line of Chris Tillett with Barclays. Please proceed with your question.

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EQT Corp. (EQT)
Midstream Business Spinoff Call

Corrected Transcript
21-Feb-2018

Christopher Tillett
Analyst, Barclays Capital, Inc.

Q

Hi. Thanks for taking my question. You mentioned a little earlier that you expect the LP unit ownership at NewCo to be as a result of the EQM/RMP merger. Are we to take from that then that you're not expecting EQM to issue any equity for the dropdown of the retained midstream assets or how should we be thinking about that?

Robert J. McNally
Senior Vice President & Chief Financial Officer, EQT Corp.

A

I commented also earlier that we expect that primarily to be funded with debt, and so the majority of the EQM units that EQT will hold would be because of the merger with RMP.

Christopher Tillett
Analyst, Barclays Capital, Inc.

Q

Okay. Got it. That's helpful. Thank you.

Operator: Thank you. At this time, I'll turn the floor back to management for closing remarks.

Patrick J. Kane
Chief Investor Relations Officer, EQT Corp.

Thank you, Rob, and thank you all for participating

Operator: This concludes today's call. Thank you for your participation. You may now disconnect your lines at this time.

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Cautionary Statements

Disclosures in this communication contain certain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended. Statements that do not relate strictly to historical or current facts are forward-looking. Without limiting the generality of the foregoing, forward-looking statements contained in this communication specifically include the expectations of plans, strategies, objectives and growth and anticipated financial and operational performance of the Company and its subsidiaries, including whether the separation of the midstream business and the other transactions involving the midstream business are completed, as expected or at all, and the timing of any such separation and/or transactions; whether the conditions to the separation and the other transactions involving the midstream business can be satisfied; whether the operational, financial and strategic benefits of the separation and the other transactions involving the midstream business can be achieved; whether the costs and expenses of the separation and the other transactions involving the midstream business can be controlled within expectations; guidance regarding the Company’s strategy to develop its Marcellus, Ohio Utica, Upper Devonian and other reserves; drilling plans and programs (including the number, type, average lateral length and location of wells to be drilled or turned-in-line, the number and type of drilling rigs, the number of frac crews and the number of multi-pad wells); projected production sales volume and growth rates (including liquids sales volume and growth rates); projected unit costs, general and administrative expenses, expense reductions, average differential and net marketing services revenue; projected adjusted operating cash flow attributable to EQT and projected adjusted operating cash flow attributable to EQT Production; projected capital expenditures, capital budget, and sources of funds for capital expenditures; return on capital; and projected cash flows, including the ability to fund the 2018 drilling program through cash from operations, and projected cash flows resulting from the Company’s partnership interests in EQGP and RMP. These statements involve risks and uncertainties that could cause actual results to differ materially from projected results. Accordingly, investors should not place undue reliance on forward-looking statements as a prediction of actual results. The Company has based these forward-looking statements on current expectations and assumptions about future events. While the Company considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks and uncertainties, many of which are difficult to predict and beyond the Company’s control. The risks and uncertainties that may affect the operations, performance and results of the Company’s business and forward-looking statements include, but are not limited to, those set forth under Item 1A, “Risk Factors” of the Company’s Form 10-K for the year ended December 31, 2017, as updated by any subsequent Form 10-Qs.

Any forward-looking statement speaks only as of the date on which such statement is made and the Company does not intend to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important Additional Information

This communication relates to, among other things, a potential proposal that may be made regarding a business combination transaction involving EQM and RMP.  In connection with the potential transaction with RMP and subject to future events, EQM may file a registration statement on Form S-4 with the SEC which will include a document that serves as a prospectus of EQM and a proxy statement of RMP (the proxy statement/prospectus), and each party will file other documents regarding the proposed transaction with the SEC. Investors and security holders are urged to carefully read the entire registration statement and proxy statement/prospectus and other relevant documents filed with the SEC if and when they become available, because they will contain important information. Subject to future events, a definitive proxy statement/prospectus will be sent to RMP’s unitholders, in which case investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website or from EQM or RMP as described in the paragraphs below.

The documents filed by EQM with the SEC may be obtained free of charge at EQM’s website at www.eqtmidstreampartners.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from EQM by requesting them by mail at EQT Midstream Partners, LP, 625 Liberty Avenue, Suite 1700, Pittsburgh, PA 15222, Attention Investor Relations, or by telephone at (412) 553-5700.

The documents filed by RMP with the SEC may be obtained free of charge at RMP’s website at www.ricemidstream.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from RMP by requesting them by mail at Rice Midstream Partners LP, 625 Liberty Avenue, Suite 1700, Pittsburgh, PA 15222, Attention Investor Relations, or by telephone at (412) 553-5700.

Participants in the Solicitation

EQM, RMP and certain of their directors, executive officers and employees may be deemed participants in the solicitation of proxies from RMP unitholders in connection with the potential transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the unitholders of RMP in connection with the potential transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus if and when it is filed with the SEC. Information about the directors and executive officers of EQM is set forth in EQM’s 2017 Annual Report on Form 10-K, as previously filed with the SEC on February 15, 2018. Information about the directors and executive officers of RMP and their ownership of RMP common units is set forth in RMP’s 2017 Annual Report on Form 10-K, as previously filed with the SEC on February 15, 2018.  Free copies of these documents may be obtained as described in the paragraphs above.